December 9, 2013

John Cash
Accounting Branch Chief
United States Securities and Exchange Commission
Mail Stop 4631
Washington, D.C. 20549-7010

Re:	Texas Industries, Inc.
Form 10-K for Fiscal Year Ended May 31, 2013
Filed July 22, 2013
File No. 1-4887

Dear Mr. Cash:

We have received your letter dated November 22, 2013.  Given the timing of the Thanksgiving holiday and the end of our second fiscal quarter on November 30, 2013, we intend to complete our response no later than December 18, 2013.

Sincerely,

/s/ Kenneth R. Allen

Kenneth R. Allen
Vice President, Finance and
Chief Financial Officer